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04010977

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Atlas Pacific Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FILE NO. 82- 1852   FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/31/04

SEC FILE #82-1852

ATLAS PACIFIC LIMITED

A.C.N. 009 220 053

ANNUAL REPORT 2003

CORPORATE DIRECTORY

DIRECTORS

Stephen John **ARROW**

Walter Frederick **JAMES**
M.I.E. (Aust.), F.A.I.C.D.

George Robert Warwick **SNOW**
B.Ec., F.A.I.C.D.

Joseph James Uel **TAYLOR**
B.Sc. (Biology), Ph.D.

COMPANY SECRETARY

Simon Charles Bunbury **ADAMS**
B.Bus, M.Acc, A.C.I.S.

REGISTERED OFFICE

6 Rous Head Road
North Fremantle
Western Australia 6159

P.O. Box 291
North Fremantle
Western Australia 6159

Telephone: +61(08) 9336 7955

Facsimile: +61 (08) 9336 7966

Website: http://www.atlaspacific.com.au
E-mail: atlas@atlaspacific.com.au

AUDITORS

BDO
Chartered Accountants and Advisers
256 St George's Terrace
Perth WA 6000

TAX ADVISERS

KPMG
152-158 St George's Terrace
Perth WA 6000

BANKERS

National Australia Bank Ltd
50 St George's Terrace
Perth WA 6000

SHARE REGISTRY

Computershare (WA) Pty Ltd
Level 2,
45 St George's Terrace
Perth WA 6000

HOME EXCHANGE

Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
Perth WA 6000

ASX Trading Code: ATP

OVERSEAS EXCHANGE

The NASDAQ Stock Market
1735 K Street, NW
Washington DC 20006-1500
United States of America

NASDAQ Trading Code: APCFY

AR/S
12-31-03

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
CHAIRMAN'S REPORT

Dear Shareholder

The financial result for the 2003 year is a reflection of the adverse effect of both internal and external factors on the Company's financial and operational performance during the period. These factors are covered in the Review of Operations but can be summarised as follows:

- An increase in global production of South Sea Pearls resulting in downward price pressure.
- An increase in the value of the A$ against the Japanese Yen which is the base currency of pearl trading.
- The impact from previous years of the El Nino climatic phenomenon on subsequent production quality, quantity and cost.

Issues such as exchange rates, the market and the environment are external and beyond our influence and control. These challenges form part of the difficulties and risks associated with the pearling industry.

FINANCIAL

Despite the difficult environment experienced during the year ended 31 December 2003, we are still able to report an after tax profit of $1.245 from sales of $8.858M.

The current market environment has necessitated a review of our projections for 2004 and although we anticipate an improvement in production quality and quantity, we do not foresee a positive change in pearl prices or the exchange rate of the A$ against the JYP. Revenue from sales in 2004 is expected to be $8.2M with an anticipated profit of $1.5M. The projections remain sensitive to changes in the market price of pearls, the AUD exchange rate and production conditions generally.

The Company continues to maintain a strong balance sheet position having no debt. Pearling operations continue to be funded from cash flow and reserves, however, a standby banking facility is being established to ensure funding is available in the event of any significant adverse changes in the pearl market.

As part of the strategy to ensure continued positive cash flow through a period of some uncertainty, no dividend is being proposed for 2004.

CORPORATE

The operational focus of the Company has been strengthened by the relocation of our Managing Director, Dr Joseph Taylor. and his family to Indonesia. This places Joseph at the centre of the management and operational functions of the business. He is ably supported by our senior expatriate and Indonesian staff who bring a wide range of experience in relation to oyster and pearl production, as well as logistical support functions. The corporate and marketing tasks will continue to be performed in Australia.

We have previously reported the activities relating to the establishment of joint operations in N. Bali and N. Maluku (Bacan) primarily for the production of juvenile oysters. This has been successful and the outcome of spat production in 2002-03 and 2003-04 (spawning season still to be completed) should ensure that the Company will have a strong supply of mature oysters for its Alyui Bay farm. The seeding of high quality oysters will improve production over the next few years. The transportation of juvenile oysters from both Bali and Bacan has been successful with the Company's new vessel, Sahabat, which is proving to be a very capable workboat.

FUTURE

Atlas Pacific has made a major commitment to the pearling industry and we continue to strive for results that will ensure that the Company is able to fulfil its potential as a significant producer of high quality South Sea pearls. The pearling industry and the marketing and distribution arrangements for this product are currently undergoing significant change which is likely to result in a rationalisation and restructuring of producers. We believe that the Company, with our focus being in Indonesia, is well positioned to benefit

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
CHAIRMAN'S REPORT

from any change.

There is also a commitment to enhance the representation of the Company in the USA through its American Depository Receipts (ADR's) which are listed on the NASDAQ Exchange. There are currently 217,020 ADR's on issue representing 4,340,400 shares (4.9% of issued stock).

I would like to acknowledge the Board's appreciation of the efforts of our employees, who have supported the Company through one of our most challenging years.

W.F. James
Chairman

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

The Directors present their report together with the financial statements of Atlas Pacific Limited ("the Company") and the consolidated accounts of the economic entity, being the Company and its controlled entities, for the year ended 31 December 2003 and the auditor's report thereon.

DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are:

WALTER FREDERICK JAMES, M.I.E. (Aust), F.A.I.C.D.
CHAIRMAN OF THE BOARD

Mr James has considerable experience in commerce as a director of public and private companies and is the principal of the business consulting firm, W.F. James & Associates Pty Ltd, specialising in general management and corporate re-structuring. He is a director of several private companies.

Appointed Director on 23 March 1999 and Chairman of the Company's Board since 1 January 2003.

GEORGE ROBERT WARWICK SNOW, B.Ec., F.A.I.C.D.
DEPUTY CHAIRMAN OF THE BOARD

Mr Snow is a graduate in economics from the Australian National University and has had extensive experience in property development, real estate management and mortgage finance. Mr Snow is the Chairman of Biron Capital Limited, a mortgage financier based in Sydney. He is also the Managing Director of the Dampier Investment Group.

Director since 28 October 1997.

STEPHEN JOHN ARROW
NON EXECUTIVE DIRECTOR

Mr Arrow has 24 years experience in the pearling industry in Western Australia and the Northern Territory and is Managing Director and owner of Arrow Pearl Co Pty Ltd. Mr Arrow brings to the Board extensive pearling experience from many regions of the world as well as contacts within the industry.

Appointed Director on 29 June 1999.

JOSEPH JAMES UEL TAYLOR, B.Sc. (Biology), Ph.D.
MANAGING DIRECTOR

Dr Taylor is a marine biologist and aquaculturist whose PhD research specialised in the husbandry of *Pinctada maxima* pearl oysters. Since 1989, Dr Taylor has been involved in the management of aquaculture operations, mainly associated with South Sea pearl farming. He has acquired extensive knowledge about the biology of pearl oysters and has presented many research papers on this subject. Dr Taylor commenced employment with the Company in 1996 as the Project Manager and has overseen the development of the business to its current level of production.

Appointed Director on 13 September 2000.

Former Directors

ALEXANDER MCBRIDE KERR, B.A., B.Sc. (Econ), M.A., Ph.D.
NON EXECUTIVE DIRECTOR

Professor Kerr has worked as a consultant on economic development in twenty different countries spanning Europe, the Americas, the Middle East, Asia, South East-Asia and the Pacific Islands for various

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

Governments and international agencies including ECAFE, OECD, Colombo Plan, UNDP, ESCAP, and ILO. He has been visiting professor and visiting fellow at several universities in America, Thailand and Indonesia and has published many professional articles and several books on the development of specific regions including Western Australia and the Indian Ocean region. He has been Deputy Vice-Chancellor of Murdoch University, Deputy Chairman of Challenge Bank, Chairman of the Western Australian Consumer Affairs Council, a Director of the Joondalup Development Corporation and a Director of National Oil N.L. He has worked extensively in Indonesia since 1970.

Appointed Director on 31 August 1993. Retired as a director of the Company on 21 May 2003.

ADMIRAL RADEN PANDJI POERNOMO
NON EXECUTIVE DIRECTOR

Retired First Admiral R.P. Poernomo is a former Commander in Chief of the Indonesian Fleet. He is the Vice Chairman of the Indonesian Pearl Culture Association, and a member of the Board of The Indonesian Fisheries Federation. He is also the Vice Chairman of the International Relations Institute of the Jakarta Chamber of Commerce and Industry. Admiral Poernomo is the President Director of the Indonesian PMA (Foreign Investment) company, P.T. Cendana Indopearls, through which the pearling project is conducted.

Appointed Director on 30 November 1995. Retired as a director of the Company on 21 May 2003 (continues as the President Director of PT Cendana Indopearls).

DIRECTORS' MEETINGS

The attendance at meetings of the Company's Directors including meetings of committees of Directors is shown below:

Director	Period	Directors' Meetings		Audit Committee Meetings	
		Held	Attended	Held	Attended
W.F. James	01/01/03 - 31/12/03	10	10	2	2
G.R.W. Snow	01/01/03 - 31/12/03	10	10	1	1
S.J. Arrow	01/01/03 - 31/12/03	10	9	1	1
J.J.U. Taylor	01/01/03 - 31/12/03	10	10	1	1
R.P Poernomo	01/01/02 - 21/05/03	4	4	-	-
A.M. Kerr	01/01/02 - 21/05/03	4	4	1	1

CORPORATE GOVERNANCE

The Board of Directors is responsible for the corporate governance of the consolidated entity including its strategic direction, establishing management goals and monitoring the achievement of these objectives. The Board has nominated an audit committee to assist it in the execution of its responsibilities.

The Board of Directors is made up of one Executive Director and three Non-Executive Directors. The independence and objectivity that is provided by these Board members ensures that the performance of management is impartially scrutinised and directed as required. The Board members bring together a wide range of experience and expertise, both nationally and internationally.

Directors are permitted to own shares in the Company. However, Company policy prohibits Directors and

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

senior management from dealing in securities of the Company if they are in possession of price sensitive information that has not been released to the market.

Each Director has the right to seek independent professional advice at the consolidated entity's expense where this advice relates to the Directors' duties and responsibilities as a Board member.

AUDIT COMMITTEE

All current Directors are members of the audit committee. The role of the committee is to advise on the establishment and maintenance of a framework of internal control in relation to the financial reporting of the business activities. The activities of the committee ensure that the financial information prepared for use by the Board in determining policies or for its inclusion in the financial report is of the highest quality and are as reliability as possible. The committee, from time to time, invites the external auditor, the financial controller and the company accountant to provide information at their meetings.

ACTIVITIES AND REVIEW OF OPERATIONS

The Consolidated entity continues to operate only as a pearl producer.

1. **Operating Results**

The Board of Atlas Pacific Limited announces that the economic entity's after tax profit for the year ended 31 December 2003 is $1,244,733. This compares with $3,499,017 for the same period in 2002.

2. **Pearl Oyster Production Results, 2003**

The production of quality juvenile oysters was significantly enhanced during 2003 through the combined production centres based at North Bali and Bacan, N. Maluku. By 31 December 2003 over 120,000 oysters near to seeding age had been successfully transferred to the Alyui Bay pearling centre. A further 200,000 oysters were moved to Alyui during the first few months of 2004. Most importantly, these oysters include significant numbers of the selectively bred "silver-lip" strains. As a result, we are confident that the pearl quality for which Atlas has earned a reputation will be maintained through the operating programme of 2004.

An improvement during 2003 was a reduction in the unit cost of production for juvenile oysters up to 12 months of age. These cost savings should flow into the operations programme of 2004 and lead to an overall reduction in the unit cost of production. This result has been achieved as a direct consequence of the relocation of juvenile production that commenced in late 2002.

In 2003, growing conditions for both juvenile and mature pearl oysters were conducive to high survival, excellent health and improved seeding results when compared with 2002.

During 2003, the Indonesian pearling project seeded 206,000 virgin or first time seeded pearl oysters for the economic entity. A further 78,000 oysters were operated under a share farming arrangement. This demonstrates that the operations facility at Alyui Bay was able to increase its nucleations significantly and that the target of 300,000 nucleations for 2004 is achievable. This compares well with the 200,000 oysters that were seeded in 2002. The oysters that were nucleated in 2003 will be harvested in 2004 and 2005.

3. **Bali Development**

The Banyupoh joint operation allows access to a hatchery and growout facility where 70% of the oysters produced are available to the economic entity for a similar contribution of costs. The agreement for this joint arrangement continues until August 2005.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

In addition to the joint operation at Banyupoh, the Company has also secured an independent juvenile production and grow-out site in North Bali near the village of Penyabangan. By 31 December 2003 there were a significant number of juvenile oysters from the 2003/04 spawning season growing at this new location and the first on shore facilities, albeit somewhat rudimentary, were in place. The Company hopes to complete the development of Penyabangan during 2004 with the inclusion of a low cost hatchery centre. The site will also support the Company's future boat building and other manufacturing/support activities for the more remote locations elsewhere in Indonesia.

The Company's Indonesian headquarters is now based in Denpasar, Bali. The office is well located with excellent access to communication and transport infrastructure. Six highly competent local Indonesian staff have been recruited and the Company's Managing Director, Dr Joseph Taylor, is now based in Bali

4. Bacan Development

During 2003 a second joint production arrangement for juvenile oysters was entered into. Our partners have granted access to the excellent leases and facilities located around Bacan Island in the North Maluku province of Indonesia in return for a share of juvenile production from that site. During 2003 over 400,000 juvenile oysters were successfully reared. The Company share of this production is over 200,000 individuals, some of which have already been transferred to Alyui Bay.

The joint arrangement is for five (5) years, with an option for extension thereafter and there is considerable opportunity for collaborative work in other areas such as pearl production.

5. Alyui Bay Pearling Centre

The transition of the Alyui Bay project from a fully integrated operation covering all the pearl production stages from hatchery to harvest to a dedicated pearling centre concentrating on seeding best quality mature pearl oysters is complete. Specialisation at this unique location is already delivering an improved result in terms of quality of work and post seeding results. Many of the non-essential support tasks have been transferred to the lower cost centres of Bali and Bacan. The Alyui Bay project now has two sites for seeding and harvesting of pearls and modification of the existing hatchery will allow for a third in 2004.

6. Socio-Political and Security Situation

In general there has been an improvement in the Indonesian security situation during 2003 when compared to 2002. Bali in particular is slowly recovering from the traumatic events of October 2002 and there is a palpable sense of goodwill towards foreign companies that have continued to maintain a presence in the province. Elsewhere in Indonesia the situation is largely unchanged.

A new regency has been created around the island of Waigeo (Alyui Bay) and neighbouring islands. The Alyui Bay project is now part of the regency of Raja Ampat.

7. Environment & Community Relations

The success of the pearling business relies to a large extent on the maintenance of high environmental standards. The company has procedures in place to mitigate any damage to the environment in the event of an accidental fuel spillage and it teats all waste in an environmentally friendly manner.

The Company continues its efforts in engaging community support through a variety of educational, transport, medical and general development programmes. The pearling operations at Alyui Bay, N. Bali and Bacan are all significant employers of local villagers.

8. Staff

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

The Company has continued to promote Indonesian staff into senior positions. With the development of sites additional to Alyui Bay several key national staff and experienced expatriate managers have been relocated to Bacan and Bali.

Training of Indonesian technicians and managers remains a key programme for the pearling venture, particularly as the company continues to expand its base of operations.

The total Indonesian based work force at 31 December 2003 was:

Expatriate	7
Indonesian	339

9. Pearling Industry

The increase in supply of pearls globally has had an effect on the market price. Most of the increase in South Sea pearl production has come from Indonesia and the Philippines although there is evidence of increased production from Australia also. South Sea pearls continue to make up a relatively small proportion (<1%) of total global pearl production (including black pearls, akoya pearls and fresh water pearls) by weight but a significant amount by value (approximately 30%).

The increase in supply has lead to a change in the distribution methods within the pearl industry. Where there has been a high reliance on the auction system for the sale of pearls, this has now been complimented with pearls sold through a value adding process where smaller quantities of more discrete pearl types and grades are sold. The changes that are being experienced in the pearling industry are not dissimilar to those experienced in other commodity based industries.

10. Future Outlook

The Company remains committed to the production of high quality pearls. To this end the Company is focusing primarily on the production of pearls in white and silver colour from first time operated pearl oysters. Internal analysis has demonstrated that this gives the best yield comparative to effort and that these products remain in strong demand. To support this endeavour the Company will maintain the diversified growing centres developed during 2003 and continue to investigate new opportunities as they emerge. The effect of these changes will begin to filter through to the price of harvested goods during the later part of 2004 placing the Company on a surer footing to enhancing the returns of investors.

ECONOMIC ENTITY RESULT

The consolidated net profit after income tax of the economic entity for the financial year was:

	2003 $	2002 $
Operating profit after income tax	1,244,733	3,499,017

DIVIDENDS

Dividends paid by the Company during the financial year ended 31 December 2003 were:

Date Paid	Cents per share	Total Amount Paid	Proportion of Franking Credit Per Share
30 April 2003	1.0	$878,102	100%

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The consolidated entity's activities expose it to changes in foreign exchange rates. The Board has approved policies and procedures to manage this exposure. Derivative financial instruments are used to hedge cash flows that are subject to foreign exchange rate risks and are not held for speculative purposes.

MATTERS SUBSEQUENT TO BALANCE DATE

There are no events that have occurred after the balance date which will have a material effect on the operating results of the company.

The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and NASDAQ Stock Exchanges and through regular newsletters.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The Australian Dollar price for South Sea pearls is market driven and is subject to exchange rate fluctuations as the majority of sales are determined in Japanese Yen. The Company believes it is well placed to take advantage of its improved pearl production and it will continue to bring high quality product to the market. The quantity and quality of pearl production by the Company is also determined by the techniques it employs in the nucleation and husbandry of its oysters. Climatic and environmental conditions will affect the results; these can only be managed to a certain degree but not controlled by the Company.

The Company continues to monitor the movement of foreign exchange rates against the Australian Dollar, especially that of the Japanese Yen. Although efforts are made to limit the Company's exposure to adverse movements in the Japanese Yen against the Australian Dollar, this is subject to market influences over which the Directors have no influence.

A comparison of past results with the expectation for the 2004 financial year are as follows:

	2002 Actual	2003 Actual	2004 Forecast
Oysters nucleated (virgin only)	166,522	206,559	300,00
Total Revenue (AU$)	$11,341,448	$9,637,393	$8,421,050
Net Profit after tax (AU$)	$3,499,017	$1,244,733	$1,500,000
Shares on issue	87,810,254	87,810,254	87,810,254
Cash on hand at year end (AU$)	$6,119,808	$4,301,918	$2,415,000

DIRECTORS' BENEFITS

Details relating to Directors' benefits other than Directors' emoluments can be found at Note 22 to the accounts.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

Indemnification
The Company has agreed to indemnify the following current Directors of the Company; Mr G.R.W. Snow, Mr W.F. James, Mr S.J. Arrow and Dr J.J.U. Taylor, and the following former Directors; Mr A.A. Trevisan,

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

Mr P.G. Jermyn, Mr I.M. Murchison, Mr L.F. Petersen, Prof A.M. Kerr and Mr R.P. Poernomo, against all liabilities to another person (other than the Company or a related body corporate) that may arise from their position as Directors of the Company, except where the liability arises out of conduct which involves negligence, default, breach of duty or a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

Insurance Premiums

Since the end of the previous financial year the Company has paid insurance premiums of $16,428 (2002 - $15,010) in respect of directors' and officers' liability and legal expenses insurance contracts, for current and former Directors and Officers.

DIRECTORS' EMOLUMENTS

An executive committee of Directors is responsible for making recommendations to the Board on remuneration and salary packages of Board members and senior executives of the economic entity. The Board's remuneration policy is to ensure that remuneration packages properly reflect the person's duties and responsibilities.

Senior executives may receive bonuses based on the achievements of specific goals relating to performance of the consolidated entity. Such bonuses are not available to Directors.

Directors' and Executives' Remuneration

	Directors Fees	Other	Super-annuation	Total
W.F. James	$60,000	-	$4,219	$64,219
G.R.W. Snow	$33,750	-	$3,038	$36,788
S.J. Arrow	$30,000	-	$2,700	$32,700
J.J.U. Taylor	-	$241,084	$21,388	$262,472
R.P. Poernomo	$12,500	$21,463	-	$33,963
A.M. Kerr	$15,328	-	-	$15,328

Notes:

1. It is the opinion of the Board that no other officers of the Company meet the definition of executive officer under Section 9 of the *Corporations Act 2001*.
2. The disclosure for the Company and the Group are the same, except that $21,463 of Admiral R.P. Poernomo's remuneration was paid in Indonesia by P.T. Cendana Indopearls.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

DIRECTORS' INTERESTS

The relevant interest of each current Director in the share capital of the Company, as notified by the Directors to the Australian Stock Exchange in accordance with S205G (1) of the Corporations Law, at the date of this report is as follows:

	Ordinary Shares	
	Direct	Indirect
W.F. James	-	-
G.R.W. Snow	-	14,025,744
S.J. Arrow	-	1,952,934
J.J.U. Taylor	65,000	-

Signed in accordance with a
resolution of the Directors

W.F. James
Chairman
30 March 2004

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 31 DECEMBER 2003

	Note	CONSOLIDATED		THE COMPANY	
		2003	2002	2003	2002
		$	$	$	$
Revenue from sale of goods	2	8,858,413	10,598,812	8,803,892	10,581,317
Other revenues from ordinary activities	2	778,980	742,636	981,991	534,239
Total revenue	2	**9,637,393**	**11,341,448**	**9,785,883**	**11,115,556**
Expenses from ordinary activities					
Cost of goods sold		(5,049,131)	(2,493,667)	(5,182,141)	(3,147,380)
Marketing expenses		(618,811)	(859,184)	(618,811)	(859,184)
Administration expenses		(1,629,004)	(2,013,500)	(1,248,880)	(1,345,236)
Borrowing costs	3	(124)	(3,295)	(124)	(3,295)
Other expenses from ordinary activities		(399,014)	(354,769)	(11,724)	(63,388)
Total expenses		**(7,696,084)**	**(5,724,415)**	**(7,061,680)**	**(5,418,483)**
Profit from ordinary activities before related income tax expense		**1,941,309**	**5,617,033**	**2,724,203**	**5,697,073**
Income tax expense relating to ordinary activities	4	(696,576)	(2,118,016)	(818,412)	(1,710,243)
Profit from ordinary activities after related income tax attributable to members of the parent entity	16	**1,244,733**	**3,499,017**	**1,905,791**	**3,986,830**
Basic earnings per share (cents)	5	1.42	4.23		
Diluted earnings per share (cents)	5	1.42	4.03		

The accompanying notes form part of these financial statements.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2003

	Note	CONSOLIDATED 2003 $	CONSOLIDATED 2002 $	THE COMPANY 2003 $	THE COMPANY 2002 $
Current assets					
Cash assets	6	4,301,918	6,119,808	4,169,824	5,919,382
Receivables	7	1,253,030	1,182,741	757,832	884,029
Inventories	8	3,333,948	2,924,061	3,027,284	2,917,003
Self-generating and regenerating assets	9	2,165,998	2,671,601	-	-
Total current assets		11,054,894	12,898,211	7,954,940	9,720,414
Non-current assets					
Receivables	7	-	-	14,936,844	13,567,890
Inventories	8	121,836	145,237	-	-
Self-generating and regenerating assets	9	8,406,627	8,203,530	-	-
Property, plant and equipment	11	2,458,214	2,194,935	14,672	12,087
Intangible assets	12	-	247,776	-	-
Deferred Tax Asset	4	150,563	25,792	34,107	25,792
Total non-current assets		11,137,240	10,817,270	14,985,623	13,605,769
Total assets		22,192,134	23,715,481	22,940,563	23,326,183
Current liabilities					
Payables	13	766,980	935,500	181,329	291,946
Current tax liabilities	4	-	1,720,422	-	1,312,646
Provisions	14	122,946	124,387	72,963	68,794
Total current liabilities		889,926	2,780,309	254,292	1,673,386
Non-current liabilities					
Deferred tax liabilities	4	406	-	5,786	-
Total non-current liabilities		406	-	5,786	-
Total liabilities		890,332	2,780,309	260,078	1,673,386
Net assets		21,301,802	20,935,172	22,680,485	21,652,797
Equity					
Contributed equity	15	18,849,092	18,849,092	18,849,092	18,849,092
Retained profits	16	2,452,710	2,086,080	3,831,393	2,803,705
Total equity		21,301,802	20,935,172	22,680,485	21,652,797

The accompanying notes form part of these financial statements.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2003

	CONSOLIDATED		THE COMPANY	
	2003	2002	2003	2002
	$	$	$	$
Cash flows from operating activities				
Proceeds from pearl and oyster sales	9,957,459	11,289,725	9,914,269	11,522,116
Proceeds from other operating activities	59,471	30,037	-	23,774
Interest paid	(124)	(7,731)	(124)	(7,731)
Interest and bill discounts received	169,096	364,886	156,142	344,047
Payments to suppliers	(6,972,312)	(7,734,691)	(2,205,766)	(2,718,734)
Income tax paid	(2,966,755)	(1,938,119)	(2,244,540)	(1,869,787)
Net cash provided by/(used in) operating activities (Note 21.2)	246,835	2,004,107	5,619,981	7,293,685
Cash flows from investing activities				
Advances to controlled entities	-	-	(6,481,673)	(6,053,602)
Payments for property, plant and equipment	(1,119,718)	(617,118)	(9,763)	(6,915)
Proceeds on disposal of fixed assets	115,849	15,828	-	-
Net cash provided by/(used in) investing activities	(1,003,869)	(601,290)	(6,491,436)	(6,060,517)
Cash flows from financing activities				
Dividend Payment	(878,103)	(3,402,484)	(878,103)	(3,402,484)
Receipts from conversion of options	-	2,556,365	-	2,556,365
Repayment of convertible notes	-	(22,498)	-	(22,498)
Net cash provided by/(used in) financing activities	(878,103)	(868,617)	(878,103)	(868,617)
Net increase/(decrease) in cash held	(1,635,137)	534,200	(1,749,558)	364,551
Cash at the beginning of the financial year	6,119,808	5,585,608	5,919,382	5,554,831
Effects of exchange rate changes on the balances of cash held in foreign currencies	(182,753)	-	-	-
Cash and term deposits at the end of the financial year (Note 21.1)	4,301,918	6,119,808	4,169,824	5,919,382

The accompanying notes form part of these financial statements.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

1.1 Basis of preparation

This general purpose financial report has been prepared in accordance with Accounting Standards and other mandatory professional reporting requirements and the Corporations Act 2001.

The financial statements have been prepared under the historical cost convention and except where stated, they do not take into account changing money values or fair values of non-current assets. The accounting policies relating to the financial statements are consistent with those applied in the previous year unless otherwise stated.

1.2 Comparative amounts

Where necessary, the figures for the previous year have been reclassified to facilitate comparison.

1.3 Principles of consolidation

The financial statements of the economic entity comprise consolidated accounts of Atlas Pacific Limited and all controlled entities within the meaning of the Corporations Act. All intercompany balances and unrealised profits resulting from Intra-group transactions have been eliminated.

Where a controlled entity is acquired during a year, its results are included only from the date of acquisition. Where there is loss of control of a controlled entity during a year, its results are included only for that period of the year during which the parent entity had control.

In the instance of the acquisition of a controlled entity, the cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value apportionment, at the date of acquisition, of the purchase consideration plus costs incidental to the acquisition.

1.4 Inventories

(a) Pearls - quantity of pearls as harvested and processed are valued at the lower of cost or net market value.

(b) Nuclei - quantities on hand at the year end are valued at cost.

(c) Oysters – refer note 1.5

1.5 Self-generating and regenerating assets (SGARAs)

The Consolidated Entity has applied AASB1037 *Self-Generating and Regenerating Assets* (SGARAs). The standard requires that all inventories, which are non-human, living assets, be treated separately from other inventory. SGARAs must be measured at net market value and the increment/(decrement) in net market values of the SGARAs is to be recognised as revenue/(expense) in the statement of financial performance.

The value of the SGARAs is only recognised when it can be measured *reliably.*

Pearls, although not a living organism, are a product of an oyster which is classified as a SGARA and as such, they too are classified as a SGARA at the time that they are harvested. In the opinion of the Directors, the most reliable valuation methodology for the pearls that are defined as a product of a SGARA is the net market value for the pearls based on the price at which they are sold by PT Cendana Indopearls to Atlas Pacific Ltd. Once the pearls are sold by PT Cendana Indopearls, they cease to be a SGARA under the definition in the accounting standard.

Oysters are a living organism which meet the definition of a SGARA. There is no market for pearl oysters by which a reliable valuation comparison of this category of the SGARA can be made. Given the uncertainty and risk that exists in the process of producing a pearl and other risk factors specific to the operations of the economic entity, the Directors believe that the most appropriate market valuation for the oysters is their cost of production to date. Cost is the total direct hatchery and farm operations and includes the cost of oyster purchases and nuclei used in seeding operations.

The details of the SGARAs that are held by the economic entity as at 31 December 2003 are provided at Note 9.

1.6 Revenue recognition

(a) Sales Revenue – comprised of revenue earned from the sale of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable.

(b) Interest Income – recognised as it accrues.

(c) Asset Sales Revenue – comprises the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

(d) Inventory Revaluation – in accordance with accounting standard AASB1037 Self-Generating and Regenerating Assets, any increase in the net market value of these assets are recognised as revenue at the time of the revaluation.

1.7 Investments

Long term investments are stated at cost or valuation, less a provision for diminution in value, as assessed by the Directors annually to ensure that the carrying amount is not in excess of recoverable amount. The recoverable amount is assessed from the shares' current market value or the underlying net assets in the particular entities. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

1.8 Valuation of non-current assets

In determining the recoverable amounts of non-current assets, the expected net cash flows arising from the continued use and subsequent disposal of those assets have not been discounted to their present value.

The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount and the write-down is included in the profit and loss statement.

1.9 Depreciation

Depreciation on property, plant and equipment is calculated on a straight line basis so as to write off the cost or valuation of property, plant and equipment over their estimated useful lives.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation rate	
	2003	2002
Leasehold land & buildings & improvements	5-10%	5-10%
Vessels	10%	10%
Plant & equipment	20-50%	20-50%

1.10 Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Both purchased goodwill and goodwill on consolidation are amortised on a straight line basis over the period of 5 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

1.11 Foreign currency translations

(a) Translations
The Company considers that the operations of the Indonesian subsidiary are integrated with those of the parent entity and therefore the temporal method of accounting for foreign exchange conversion has been adopted, whereby,
- (i) monetary items are converted at the exchange rate applicable at the year end;
- (ii) other pearling project assets and liabilities are converted at the exchange rate applicable at the time of transaction, and
- (iii) gains and losses on transactions are taken to the current year's profit and loss account.

(b) Hedges
Gains or losses on hedges of specific commitments including those relating to the price of particular goods or services to be purchased or sold, are to be deferred and included in the measurement of the purchase or sale transaction.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1.12 Income tax

The liability method of tax-effect accounting has been adopted, whereby:

(a) the income tax (expense)/benefit in the profit and loss account is determined by applying the current tax rate to operating profit/(loss) after allowing for permanent differences,

(b) a provision for deferred income tax is created for
- (i) expenses which are currently deductible in determining taxable income but which have not been taken up in arriving at the operating profit, and
- (ii) revenue which has been included in operating profit but which is not yet assessable for tax,

(c) a future income tax benefit is brought to account for
- (i) expenses which have been taken up in arriving at the operating profit but are not currently deductible for income tax purposes, and
- (ii) revenue which is currently assessable for tax but which has not yet been included in operating profit,
- (iii) income tax losses carried forward.

Future income tax benefits are not brought to account unless realisation of the benefits is virtually certain.

Realisation is contingent upon
- (i) deriving future assessable income of a nature and of an amount sufficient to enable the benefit of the deductions for the losses to be realised,
- (ii) the company continuing to comply with the conditions for deductibility imposed by the law, and
- (iii) no changes in the legislation which would adversely affect realisation of the benefit of the losses.

1.13 Bills of exchange

Bills of exchange have been purchased in the market at a discount to face value. The bills are carried at an amount representing cost and a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

1.14 Trade and other creditors

These amounts represent liabilities for goods and services provided to the economic entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

1.15 Trade and other debtors

The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

1.16 Interests in joint ventures

The economic entity's share of the assets, liabilities, revenue and expenses of joint ventures are included in the appropriate items of the consolidated balance sheet and profit and loss account.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1.17 Employee entitlements

Provision is made for the Company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

1.18 Derivatives

The consolidated entity is exposed to changes in foreign exchange rates from its activities. The consolidated entity uses forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes. Derivative financial instruments designated as hedges are accounted for on the same basis as the underlying exposure. The accounting for forward foreign exchange contract is set out in Note 1.11 (b).

	CONSOLIDATED		THE COMPANY	
	2003	2002	2003	2002
	$	$	$	$
2. REVENUE FROM ORDINARY ACTIVITIES				
Revenue from operating activities				
Sales revenue	8,858,413	10,598,812	8,803,892	10,581,317
Revenue from joint venture partners	-	85,922	-	-
Interest received – other parties	194,150	364,886	181,197	344,047
Net foreign exchange gain	525,344		800,779	
Total other revenues	4,294	227,904	15	190,192
	9,582,201	11,277,524	9,785,883	11,115,556
Revenue from outside operating activities				
Property rental	55,192	63,924	-	-
	55,192	63,924	-	-
Total revenue	9,637,393	11,341,448	9,785,883	11,115,556

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	CONSOLIDATED		THE COMPANY	
	2003	2002	2003	2002
	$	$	$	$
3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE				
The operating result before income tax has been determined after charging/(crediting) the following items:				
Borrowing Costs				
Interest paid - other corporations	124	3,295	124	3,295
Operating lease rental costs	56,732	57,137	38,797	35,000
Movements in provisions				
Depreciation property, plant and equipment	26,914	17,566	7,179	4,516
Amortisation of goodwill on acquisition of minority interest	247,777	251,941	-	-
Provision for employee entitlements	4,542	42,374	1,700	24,886
Net expense/(benefit) resulting from movement in provisions	279,233	311,881	8,879	29,402
Net foreign exchange (gain)/loss	(525,344)	(187,284)	(800,779)	(166,418)
Loss/(profit) on disposal of fixed assets	34,461	(15,828)	-	-

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

4. INCOME TAX

	CONSOLIDATED		THE COMPANY	
	2003	2002	2003	2002
	$	$	$	$
a) Income Tax Expense				
Prima facie tax expense calculated at 30% on the profit from ordinary activities	582,393	1,685,110	817,261	1,709,122
Tax effect of permanent differences:				
Non deductible expenses	16,436	43,458	1,061	1,121
Restatement of closing trading stock	145,014	-	-	-
Amortisation of goodwill	74,333	75,582	-	-
Foreign currency movements	(985,962)	293,404	-	-
Inventory valuation adjustment	3,839	-	-	-
Current year losses not brought to account	860,433	-	-	-
Prior year losses not previously recorded as future tax benefits recouped	-	(50,630)	-	-
(Future income tax benefit)/provision for deferred tax not previously brought to account	-	71,092	-	-
Income tax under/(over) provided in prior years	90	-	90	-
Income tax attributable to operating result	696,576	2,118,016	818,412	1,710,243
Income tax expense attributable to profit from ordinary activities is made up of movements in:				
Current income tax provision	817,333	2,124,078	817,333	1,716,295
Deferred income tax provision	406	(1,877)	5,786	(1,877)
Future income tax benefit	(121,253)	(4,185)	(4,797)	(4,175)
Income tax under/(over) provided in prior years	90	-	90	-
	696,576	2,118,016	818,412	1,710,243
b) Current tax liability				
Provision for current income tax				
Balance at beginning of year	1,720,422	1,534,461	1,312,646	1,534,461
Income tax paid	(2,983,755)	(1,981,713)	(2,261,540)	(1,955,110)
Current year income tax provision	817,333	2,167,674	817,333	1,733,295
Foreign Currency Movements	17,553	-	-	-
Under/(over) provision 2002	3,607	-	3,607	-
	(424,840)	1,720,422	(127,954)	1,312,646

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	CONSOLIDATED		THE COMPANY	
	2003	2002	2003	2002
4. INCOME TAX (Cont.)	$	$	$	$
c) Deferred tax liability Provision for deferred income tax at the applicable rate of 30%	(408)	-	(5,786)	-
d) Deferred Tax Asset Future income tax benefit at the applicable rate of 30%	150,563	25,792	34,107	25,792
Future income tax benefits not taken to account The potential benefits of which will be realised only if the conditions occur for deductibility (set out in Note 1.12), are as follows:				
- Capital losses (prior years)	924,638	304,247	64,205	64,205

The prior year losses recouped by the economic entity include losses for a subsidiary which were not previously available to the economic entity and therefore not previously recognised.

For details of the franking account, refer to Note 17.

	CONSOLIDATED	
	2003	2002
5. EARNINGS PER SHARE	CENTS	CENTS
Basic earnings per share (cents per share)	1.42	4.23
Diluted earnings per share (cents per share)	1.42	4.03

	Consolidated	
	2003	2002
Earnings reconciliation	$	$
Net profit used for basic earnings	1,244,733	3,499,017
After tax effect of dilutive securities	-	46,902
Diluted earnings	1,244,733	3,545,919

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

5. EARNINGS PER SHARE (Cont.)

	CONSOLIDATED	
	2003 No.	2002 No.
Weighted average number of ordinary shares outstanding during the year used for calculation of basic earnings per share	87,810,254	82,724,884
Weighted average number of potential ordinary shares outstanding during the year used for calculation of diluted earnings per share	87,810,254	87,910,235

Diluted earnings per share is calculated after taking into consideration all options and convertible notes on issue that remain unconverted at 31 December as potential ordinary shares.

	CONSOLIDATED		THE COMPANY	
	2003	2002	2003	2002
	$	$	$	$
6. CASH ASSETS				
Cash at bank	4,301,918	2,492,418	4,169,824	2,291,992
Bills of exchange	-	2,600,000	-	2,600,000
Bank bonds	-	1,027,390	-	1,027,390
	4,301,918	6,119,808	4,169,824	5,919,382
7. RECEIVABLES				
CURRENT				
Trade debtors	639,759	937,931	565,151	854,983
Sundry debtors & prepayments	613,271	244,810	192,681	29,046
	1,253,030	1,182,741	757,832	884,029

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	CONSOLIDATED		THE COMPANY	
	2003	2002	2003	2002
	$	$	$	$
7. RECEIVABLES (Cont.)				
NON CURRENT				
Amount receivable from controlled entities	-	-	16,541,691	15,172,737
Provision for loss on loans	-	-	(1,604,847)	(1,604,847)
	-	-	14,936,844	13,567,890
8. INVENTORIES				
CURRENT				
Pearls	3,333,948	2,924,061	3,027,284	2,917,003
NON CURRENT				
Nuclei	121,836	145,237	-	-
Total Inventory	3,455,784	3,069,298	3,027,284	2,917,003
9. SELF-GENERATING AND REGENERATING ASSETS (SGARAS)				
CURRENT				
Oysters	2,165,998	2,671,601	-	-
NON CURRENT				
Oysters	8,406,627	8,203,530	-	-
Total SGARAs	10,572,625	10,875,131	-	-

The details of the SGARAs that are held by the economic entity as at year end are as follows:

Nature of SGARAs:- **Oysters (*Pinctada Maxima*)**

	2003 No.	2002 No.
Held within the economic entities operations:		
Juvenile oysters which are not nucleated	697,468	384,622
Nucleated oysters	302,780	285,853
Other oysters used for broodstock, saibo tissue and research	8,348	3,219
Economic entities share held within joint operations:		
Nucleated oysters	-	1,715

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

9. SELF-GENERATING AND REGENERATING ASSETS (SGARAs) (Cont.)

	2003	2002
Change increment in net market value during the financial year	$nil	$nil

	CONSOLIDATED		THE COMPANY	
	2003	2002	2003	2002
	$	$	$	$
10. INVESTMENTS				
Controlled entities				
- unlisted shares (see Note 29)	-	-	2,750,004	2,750,004
Provision for diminution in value	-	-	(2,750,004)	(2,750,004)
	-	-	-	-
11. PROPERTY, PLANT AND EQUIPMENT				
(a) General				
Plant and equipment				
- at cost	77,393	74,107	77,393	74,107
- accumulated depreciation	(62,721)	(62,020)	(62,721)	(62,020)
	14,672	12,087	14,672	12,087
(b) Pearling project				
Leasehold land and buildings				
- at cost	1,236,544	907,266	-	-
- accumulated depreciation	(361,430)	(282,922)	-	-
	875,114	624,344	-	-
Plant and equipment, vessels, vehicles				
- at cost	6,097,114	5,690,261	-	-
- accumulated depreciation	(4,528,686)	(4,131,757)	-	-
	1,568,428	1,558,504	-	-
Total pearling project	2,443,542	2,182,848	-	-
Total property, plant and equipment	2,458,214	2,194,935	14,672	12,087

Included in Pearling Project leasehold land and buildings is $414,223 (2002 - $93,665), being construction in progress at cost.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	CONSOLIDATED		THE COMPANY	
	2003	2002	2003	2002
	$	$	$	$
11. PROPERTY, PLANT AND EQUIPMENT (Cont.)				
Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:				
(a) General				
Carrying amount at beginning of the year	12,087	7,902	12,087	7,902
Additions	9,763	8,507	9,763	8,507
Depreciation	(7,178)	(4,322)	(7,178)	(4,322)
Carrying amount at end of the year	14,672	12,087	14,672	12,087
(b) Pearling project				
Leasehold land and buildings				
Carrying amount at beginning of the year	624,344	615,504	-	-
Additions	329,278	99,572	-	-
Depreciation	(78,508)	(90,732)	-	-
Carrying amount at end of the year	875,114	624,344	-	-
Plant and equipment, vessels, vehicles				
Carrying amount at beginning of the year	1,558,504	1,679,030	-	-
Additions	780,677	516,115	-	-
Disposals	(150,311)	-		
Depreciation	(620,442)	(636,641)	-	-
Carrying amount at end of the year	1,568,428	1,558,504	-	-
12. INTANGIBLE ASSETS				
Goodwill associated with acquisition of 25% investment in P.T. Cendana Indopearls – at cost	1,249,292	1,249,292	-	-
Accumulated amortisation	(1,249,292)	(1,001,516)	-	-
	-	247,776	-	-

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	CONSOLIDATED		THE COMPANY	
	2003	2002	2003	2002
	$	$	$	$
13. PAYABLES				
CURRENT				
Trade creditors	129,867	81,052	48,568	79,241
Other creditors	637,113	854,448	132,761	212,705
	766,980	935,500	181,329	291,946
14. PROVISIONS				
CURRENT				
Employee entitlements	122,946	124,387	72,963	68,794
Number of employees	12	13	5	5

Employee entitlements relate to holiday pay accrual for all employees of Atlas Pacific Ltd and all expatriate employees of PT Cendana Indopearls. There are no material accruals in relation to the 339 (2002 – 244) Indonesian employees of PT Cendana Indopearls.

	CONSOLIDATED 2003 $	CONSOLIDATED 2002 $	THE COMPANY 2003 $	THE COMPANY 2002 $
15. CONTRIBUTED EQUITY				
Issued and paid-up capital 87,810,254 ordinary shares (2002: 87,810,254 ordinary shares)	18,849,092	18,849,092	18,849,092	18,849,092
Reconciliation of Contributed Equity				
Balance at beginning of year	18,849,092	16,183,065	18,849,092	16,183,065
Shares issued				
Nil (2002- 731,080) convertible notes with 15 cent face value converted	-	109,662	-	109,662
Nil (2002 – 8,521,215) options exercised at 30 cents each	-	2,556,365	-	2,556,365
Balance at end of year	18,849,092	18,849,092	18,849,092	18,849,092

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders (where applicable) and creditors and are fully entitled to any proceeds of liquidation. Note 18 gives details of the shares that are reserved for issuance under option.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	CONSOLIDATED		THE COMPANY	
	2003	2002	2003	2002
	$	$	$	$
16. RETAINED PROFITS				
Reconciliation of Retained Earnings				
Balance at beginning of year	2,086,080	1,993,541	2,803,705	2,223,353
Net profit attributable to members of the parent entity	1,244,733	3,499,017	1,905,791	3,986,830
Dividends Paid	(878,103)	(3,406,478)	(878,103)	(3,406,478)
Balance at end of year	2,452,710	2,086,080	3,831,393	2,803,705

17. DIVIDENDS

	CENTS PER SHARE	TOTAL AMOUNT $	% FRANKED
Dividends paid and not provided for in previous years by the Company are:			
2003			
Paid 30 April 2003	1.0	878,103	100%
2002			
Paid 26 April 2002	2.0	1,650,274	50%
Paid 25 October 2002	2.0	1,756,204	100%
		3,406,478	

	2003	2002
	$	$
Dividend Franking Account		
Franking credits available to shareholders of the Company for subsequent financial years	2,692,687	2,042,723

18. OPTIONS

	2003	2002
	No.	No.
(a) Exercisable between 14 October 1999 and 14 October 2002 at 30 cents each.		
Outstanding at beginning of year	-	8,062,500
Exercised during the year	-	(7,996,215)
Cancelled/forfeited during the year	-	(66,285)
Outstanding at year end	-	-

18. OPTIONS (Cont.)

	2003 No.	2002 No.
(b) Exercisable between 1 January 2001 and 31 December 2002 at 30 cents each.		
Outstanding at beginning of year	-	525,000
Exercised during the year	-	(525,000)
Cancelled/Forfeited during the year	-	-
Outstanding at year end	-	-
Total number of options outstanding at year-end.	-	-

19. COMMITMENTS

The current leases for the Company's office premises has expired. Commitments for lease payments contracted for but not provided for are as follows:

	2003 $	2002 $
Not longer than one year	-	27,108
	-	27,108

20. CONTINGENT LIABILITIES

There are no contingent liabilities that the Directors are aware of at the date of this report.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

21. NOTES TO THE STATEMENT OF CASH FLOWS

21.1 Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:-

	CONSOLIDATED		THE COMPANY	
	2003	2002	2003	2002
	$	$	$	$
Cash at bank (Note 6)	4,301,918	2,492,418	4,169,824	2,291,992
Bills of exchange (Note 6)	-	2,600,000	-	2,600,000
Bank bonds (Note 6)	-	1,027,390	-	1,027,390
Cash and cash equivalents	4,301,918	6,119,808	4,169,824	5,919,382

21.2 Reconciliation of net cash from operating activities to Operating profit after income tax

Operating profit after income tax	1,244,733	3,499,017	1,905,791	3,986,830
Inventories	699,007	(3,054,338)	(110,281)	(1,770,527)
Increase/(decrease) in interest accrual	(25,055)	(4,436)	(25,055)	(4,436)
Non cash changes in debtors, prepayments and creditors	(914,350)	459,732	151,585	540,831
Purchase of unprocessed pearls	-	-	5,112,721	4,679,246
Provision for depreciation	706,129	724,619	7,179	4,516
Provision for employee entitlements	(2,063)	(36,499)	4,169	16,735
Amortisation of goodwill	247,776	251,941	-	-
(Profit)/loss on disposal of fixed assets	34,461	(15,828)	-	-
Increase/(decrease) in taxes payable	(1,942,954)	179,899	(1,426,128)	(159,544)
Foreign exchange differences	199,151	-	-	34
Net cash provided by/(used in) operating activities	246,835	2,004,107	5,619,981	7,293,685

22.3 Credit facilities

The Company has no overdraft or credit facilities at 31 December 2003.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

22. DIRECTORS' REMUNERATION

	CONSOLIDATED		THE COMPANY	
	2003	2002	2003	2002
	$	$	$	$
Amounts received or due and receivable by Directors of the Company	445,470	454,756	424,007	414,043

Number of Directors of Atlas Pacific Limited whose remuneration was:	2003	2002	2003	2002
$10,000 to $19,999	1	1	1	-
$30,000 to $39,999	3	2	3	2
$40,000 to $49,999	-	1	-	1
$50,000 to $59,999	-	1	-	1
$60,000 to $69,999	1	1	1	1
$180,000 to $189,999	-	1	-	1
$260,000 to $269,999	1	-	1	-

23. RELATED PARTY TRANSACTIONS

DIRECTORS

The names of each person holding the position of director of Atlas Pacific Limited during the financial year are Messrs S.J. Arrow, W.F. James, A.M. Kerr, R.P. Poernomo, G.R.W. Snow and J.J.U. Taylor.

Details of Directors' remuneration are set out in note 22.

DIRECTORS TRANSACTIONS WITH THE COMPANY OR ITS CONTROLLED ENTITIES

Admiral R.P. Poernomo received a fee on normal commercial terms of the equivalent to $47,255 (2002 - $37,095) for providing office facilities and administration services for the Company's Indonesian subsidiary in Jakarta, Indonesia.

The Company has an agreement with Arrow Pearling Co Pty Ltd, a company of which Mr S.J. Arrow is Managing Director and major shareholder, to sub-lease office space on commercial terms. Rent of $36,430 (2002 - $35,000) was paid during the year.

The Company also has a consultancy agreement with Arrow Pearling Co Pty Ltd under which staff of the economic entity have been trained as pearl operation technicians at the Indonesian pearl farm. During the year, $177,566 (2002 - $232,061) was payable to Arrow Pearling Co Pty Ltd as consulting fees. This agreement was entered into prior to Mr Arrow becoming a Director of the Company. It was entered into on commercial terms and expires in March 2009.

During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

23. RELATED PARTY TRANSACTIONS (Cont.)

DIRECTORS' HOLDINGS OF SHARES AND SHARE OPTIONS

The aggregate number of shares held directly, indirectly or beneficially in the Company by Directors or their director-related entities at 31 December is:

	2003 Number	2002 Number
Ordinary shares	16,043,678	18,665,308

(Note: The holdings of retired Directors are not included in this disclosure for 2003)

DIRECTORS' TRANSACTIONS IN SHARES AND SHARE OPTIONS

During the year 56,944 (2002: 3,173,147) shares held directly or indirectly by Directors were sold. During the year no options were exercised by the Directors or their director related entities (2002: 3,552,335).

TRANSACTIONS WITH NON-DIRECTOR RELATED PARTIES

The Company purchases pearls from its wholly owned controlled entity P.T. Cendana Indopearls. These transactions are in the normal course of business.

	CONSOLIDATED		THE COMPANY	
	2003	2002	2003	2002
	$	$	$	$
24. REMUNERATION OF EXECUTIVES				
Income received or due and receivable by Australian based executive officers (including executive directors) of the economic entity, from all entities in the economic entity and any related entities.	262,473	180,000	262,473	180,000
The number of executive officers whose income was within the following bands				
$180,000 - $189,999	-	1	-	1
$260,000 – $269,999	1	-	1	-

It is the opinion of the Board that none of the company's offices other than the Managing Director meet the definition of Executive Officer under Section 9 of the Corporations Act 2001.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

25. REMUNERATION OF AUDITORS	CONSOLIDATED		THE COMPANY	
	2003	2002	20032	2002
	$	$	$	$
Amounts received or due and receivable by the auditors for:				
Auditing or reviewing financial statements				
Auditors of the Company	17,513	24,998	17,513	24,998
Other auditors	12,776	62,162	-	-
	30,289	87,160	17,513	24,998
Other Services				
Auditors of the Company	23,377	-	23,377	-
Other auditors	31,732	70,459	25,197	35,003
	55,109	70,459	48,574	35,003

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

26. SEGMENT REPORTING

(a) Business Segment (Primary Reporting)
The economic entity operates predominantly in the pearling industry in the geographic regions of Australia and Indonesia. Unallocated items represent amounts that do not directly relate to the pearling activities.

(b) Geographical Segment (Secondary Reporting)

	Indonesia	Australia	Eliminations	Total
	$	$	$	$
2003				
Revenue				
External segment revenue	54,521	8,803,892	-	8,858,413
Inter-segment revenue	5,875,549	-	(5,875,549)	-
Total segment revenue	5,930,070	8,803,892	(5,875,549)	8,858,413
Other unallocated revenue				778,980
Total revenue				9,637,393
Result				
Segment result	233,950	3,002,940	(483,381)	2,753,509
Unallocated corporate expenses				(812,200)
Profit from ordinary activities before income tax				1,941,309
Income tax expense				(696,576)
Net profit				1,244,733
Depreciation and amortisation	946,726	7,179	-	953,905
Other non-cash expenses	2,842	1,700	-	4,543
Assets				
Segment assets	13,688,492	3,843,809	-	17,532,301
Unallocated corporate assets	248,550	4,411,283	-	4,659,833
Consolidated total assets	13,937,042	8,255,092	-	22,192,134
Liabilities				
Segment liabilities	623,083	181,328	-	804,411
Unallocated corporate liabilities	7,171	78,750	-	85,921
Consolidated total liabilities	630,254	260,078	-	890,332
Acquisitions of non-current assets (Property, Plant & Equipment)	1,109,955			1,109,955
Unallocated acquisitions of non-current assets		9,763		9,763
				1,119,718

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

26. SEGMENT REPORTING (CONT.)

(b) Geographical (continued)

	Indonesia	Australia	Eliminations	Total
	$	$	$	$
2002				
Revenue				
External segment revenue	103,417	10,603,213	-	10,706,630
Inter-segment revenue	5,069,768	-	(5,069,768)	-
Total segment revenue	5,173,185	10,603,213	(5,069,768)	10,706,630
Other unallocated revenue				634,818
Total revenue				11,341,448
Result				
Segment result	349,363	6,574,753	(291,034)	6,633,082
Unallocated corporate expenses				(1,016,049)
Profit from ordinary activities before income tax				5,617,033
Income tax expense				(2,118,016)
Net profit				3,499,017
Depreciation and amortisation	988,459	4,516		992,975
Other non-cash expenses	17,488	24,886		42,374
Assets				
Segment assets	13,537,058	3,743,913	247,776	17,528,747
Unallocated corporate assets	200,426	5,986,308	-	6,186,734
Consolidated total assets	13,737,484	9,730,221	247,776	23,715,481
Liabilities				
Segment liabilities	699,147	291,948		991,093
Unallocated corporate liabilities	407,776	1,381,440		1,789,216
Consolidated total liabilities	1,106,923	1,673,386		2,780,309
Acquisitions of non-current assets (Property Plant & Equipment)	615,687	-	-	615,687
Unallocated acquisitions of non-current assets				8,507
				624,194

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

27. ECONOMIC DEPENDENCY

The company's pearls are sold at auction and by private treaty sales through a distribution arrangement with Pearlautore International Pty Ltd in Sydney. Pearls at the auctions are sold to a number of wholesale customers with a wide geographic spread.

All of the company's pearls are purchased from its wholly owned subsidiary PT Cendana Indopearls.

28. CONTROLLED ENTITIES

	Percentage owned	Percentage owned	Place of incorporation	Book value of Company's investment	
	2003	2002		2003	2002
				$	$
Sharcon Pty Ltd	100%	100%	Australia	-	-
Tansim Pty Ltd	100%	100%	Australia	-	-
P.T. Cendana Indopearls	100%	100%	Indonesia	-	-
				-	-

The ultimate parent entity, Atlas Pacific Limited, is incorporated in Australia.

29. POST BALANCE DATE EVENTS

There have been no significant post balance date events.

30. AMOUNTS PAYABLE/RECEIVABLE IN FOREIGN CURRENCIES

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

	CONSOLIDATED	
	2003	2002
	$	$
Amount receivable:		
Indonesian Rupiah	298,712	44,834
Japanese Yen	537,594	824,629
US Dollars	-	191,037
	836,306	1,060,500
Amounts payable:		
Indonesian Rupiah	(1,106,923)	(614,866)
US Dollars	-	(35,721)
	(1,106,923)	(650,587)

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

31. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a) Net fair value of financial assets and liabilities

The net fair value of cash, cash equivalents and no-interest bearing monetary financial assets and liabilities approximates their carrying value.

(b) Interest rate risk

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial asset and financial liability is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

	Note	Weighted average interest rate	Floating interest rate	Fixed interest rate maturing in 1 year or less	Non interest bearing	Total
		%	$	$	$	$
2003						
Financial Assets						
Cash	6	4.59	1,515,306	2,768,021	18,591	4,301,918
Receivables	7	0.00	-	-	1,253,030	1,253,030
			1,515,306	2,768,021	1,271,621	5,554,948
Financial Liabilities						
Payables	13	0.00	-	-	(766,980)	(766,980)
			-	-	(766,980)	(766,980)
Net Financial Asset/(Liabilities)			1,515,306	2,768,021	504,641	4,787,968
		%	$	$	$	$
2002						
Financial Assets						
Cash	6	4.80	1,273,827	4,808,889	37,092	6,119,808
Receivables	7	0.00	-	-	1,182,741	1,182,741
			1,273,827	4,808,889	1,219,833	7,302,549
Financial Liabilities						
Payables	13	0.00	-	-	(935,500)	(935,500)
			-	-	(935,500)	(935,500)
Net Financial Asset/(Liabilities)			1,273,827	4,808,889	284,333	6,367,049

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

31. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (Cont.)

Reconciliation of net financial assets to net assets	Note	CONSOLIDATED 2003 $	2002 $
Net financial assets/(liabilities) as above		4,787,968	6,367,049
Non-financial assets & liabilities			
- Inventories	8	3,455,784	3,069,298
- SGARA's	9	10,572,625	10,875,131
- Property, plant & equipment	11	2,458,214	2,194,935
- Intangibles	12	-	247,776
- Tax liability/benefit (net)	4	150,157	(1,694,630)
- Provisions	14	(122,946)	(124,387)
Net assets per balance sheet		21,301,802	20,935,172

(c) Foreign Exchange Risk

The consolidated entity has entered into foreign exchange contracts to hedge certain anticipated sale commitments denominated in foreign currencies, particularly Japanese Yen. The terms of these commitments are not more than 15 months.

The consolidated entity's policy is to enter into forward foreign exchange contracts to hedge a proportion of foreign currency sales expected in the future. The amount of anticipated future sales is forecast in light of current conditions in foreign markets and experience in the pearling industry.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the consolidated entity.

	2003 Weighted average rate	2002 Weighted average rate	2003 AUD	2002 AUD
Sell Japanese Yen				
Not later than one year	70.13	66.13	7,310,601	9,939,247
One to two years	70.81	64.62	500,000	1,500,000

These forward exchange contracts are hedging anticipated sales that are due within 15 months. Any unrealised gains and losses on the hedging contracts, together with the costs of the contracts, will be recognised in the financial statements at the time the underlying transaction occurs. The gross unrecognised gains and losses on hedges of anticipated foreign currency sales for the consolidated entity are as follows:

	2003 Gains AUD	2003 Losses AUD	2002 Gains AUD	2002 Losses AUD
Not later than one year	922,729	-	172,174	(28,570)
One to two years	58,891	-	55,688	-

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

32. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (Cont.)

(d) Credit risk exposure

The credit risk on financial assets of the economic entity which have been recognised on the balance sheet, other than investments in shares, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimises concentration of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.

Credit risk on off-balance sheet derivative contracts is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

DECLARATION BY DIRECTORS

In the opinion of the Directors:

(a) the financial statements set out on pages 12 to 39:

(i) give a true and fair view of the consolidated economic entity's financial position as at 31 December 2003 and the performance as represented by the results of its operations and its cash flows for the year ended on that date; and

(ii) are in accordance with the Corporations Act 2001 and comply with Accounting Standards and the Corporations Regulations 2001, and other mandatory professional reporting requirements; and

(b) at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors

W.F. James
Chairman

30 March 2004
Perth, Western Australia

BDO

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF ATLAS PACIFIC LIMITED

Scope

The Financial Report and Directors' Responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Atlas Pacific Limited (the company) and the consolidated entity, for the year ended 31 December 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach
We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion
In our opinion, the financial report of Atlas Pacific Limited is in accordance with:

(a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2003 and of its performance for the year ended on that date; and
   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

BDO
Chartered Accountants

G F Brayshaw

G F Brayshaw
Partner

ATLAS PACIFIC LIMITED
SHAREHOLDING INFORMATION

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report is set out below.

Shareholdings (as at 17 March 2004)

Substantial shareholders

The number of shares held by substantial shareholders and their associates are set out below:

Shareholder	Ordinary shares
Dampier Investment Group	14,025,744

Voting rights

Ordinary shares

Refer to note 15

Distribution of shareholders – Ordinary Shares

Category	Number of holders
1-1,000	137
1,001 – 5,000	829
5,001 – 10,000	649
10,001 – 100,000	1,155
100,001 and over	92
	2,862
Number holdings less than a marketable parcel	403

On-market buy-back

There is no current on-market buy-back.

Twenty largest shareholders

	Number of ordinary shares held	Percentage of capital held
Dampier Investment Group Pty Ltd	13,425,744	15.29
ANZ Nominees Limited	4,769,594	5.43
Arrow Pearl Co Pty Ltd	1,952,934	2.23
Dorran Pty Ltd	1,620,000	1.84
RP Poernomo	1,265,000	1.44
Citicorp Nominees Pty Limited	1,035,365	1.18
Capital Property Finance Pty Ltd	1,016,464	1.16
C & B Carr	1,000,000	1.14
DG Williams	750,100	0.85

ATLAS PACIFIC LIMITED
SHAREHOLDING INFORMATION

Twenty largest shareholders (cont)

	Number of ordinary shares held	Percentage of capital held
Tamariki Holdings Pty Ltd	658,718	0.75
Merrill Lynch (Australia) Nominees Pty Limited	654,719	0.75
Ord Superannuation Pty Ltd	650,000	0.74
E R M Investments Pty Ltd	600,000	0.68
Noble Investments Pty Ltd	600,000	0.68
Tempest Pty Ltd	600,000	0.68
J & T Stuart	508,102	0.58
JS Rhoding	507,501	0.58
Development Analysis Pty Ltd	385,500	0.44
Pearlautore International Pty Ltd	380,069	0.43
Liligrove Pty Ltd	333,350	0.38
	32,713,160	37.25

Other information

Atlas Pacific Limited, incorporated and domiciled in Australia, is a publicly company listed on the Australian Stock Exchange and the Nasdaq Stock Exchange.

ATLAS PACIFIC LIMITED

A.B.N. 32 009 220 053

NOTICE OF MEETING

Notice is hereby given that the Annual General Meeting of members of Atlas Pacific Limited will be held at 6 Rous Head Road, North Fremantle, Western Australia on 26th May 2004 at 10.00 am.

GENERAL BUSINESS

To receive the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2003 (no resolution required).

To consider and if thought fit to pass the following resolutions:

1. As Ordinary Resolutions to elect Directors

   In accordance with regulation 3.6 of the Company's Constitution Mr W.F James retires and, being eligible, offers himself for re-election.

To transact any other business, which may be brought forward in conformity with the Company's Constitution.

BY ORDER OF THE BOARD

S.C.B. Adams
Company Secretary
30 March 2004
Perth, Western Australia

For the purpose of Section 1109N of the Corporations Law the directors have specified 10.00 am on Monday 24th May 2004 as the time and date on which the identity of those who are entitled to attend and vote at the meeting will be determined.

A member entitled to attend and vote at a meeting of the shareholders of the Company is entitled to appoint not more than two proxies to attend and vote instead of the member. If two proxies are appointed, and a member does not specify the proportion or number of the member's votes each proxy may exercise half the votes. A proxy need not be a member of the Company.

ATLAS PACIFIC LIMITED

A.B.N. 32 009 220 053
FORM OF PROXY

The Secretary
Atlas Pacific Limited
P.O. Box 291
NORTH FREMANTLE WA 6159

I/We ....

of ....

....

being a member/s of Atlas Pacific Limited, hereby appoint

....

or failing him/her, the Chairman of the meeting as my/our proxy to vote on my/our behalf at the Annual General Meeting of the Company to be held on 26 May 2004 and at any adjournment thereof, in the manner indicated below, or in the absence of indication as he or she thinks fit.

PROPOSED RESOLUTIONS

Ordinary Resolutions 1. Re-elect Director Mr W.F James For ...... Against ...... Abstain ......

(Shareholders to indicate by a tick in the spaces above how a proxy holder is to vote in respect of the above resolution).

Signed by the said Member this .... day of.. 2004

Shareholder's Signature ....

OR

Director..

Director/Secretary ....

The Common Seal of the member was hereunto affixed in accordance with its Constitution.

PROXIES

Forms of proxy must be deposited at the registered office of the Company in Perth not less than forty-eight (48) hours before the time appointed for the holding of the meeting. An electronically transmitted facsimile of any instrument appointing a proxy received by the Company and apparently signed by the appointor or his/her or its attorney shall be sufficient instrument of proxy. The facsimile number to which a proxy form may be sent is (+618) 9336 7966.